BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

February 1, 2021

Nasreen Mohammed

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re: BlueOne Card, Inc.

Registration Statement on Form 10-12G

Filed December 29, 2020

File No. 000-56060

Dear Ms. Mohammed:

We are in receipt of your letter dated January 25, 2021, setting forth certain comments to the Registration Statement on Form 10-12G which was filed on December 29, 2020 by BlueOne Card, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Form 10 Filed December 29, 2020

Business, page 5

1.	Please revise throughout to make sure it is clear to the investor that your sole business is your intent to act as a reseller of prepaid cards which are issued by EndlessOne Global, Inc. As currently drafted, your disclosure suggests that you are issuing the prepaid cards and the “innovative payout solutions,” when these appear to be products of EndlessOne. We note, for example, your discussion on page 5 where you explain the benefits of “our GPR BlueOne prepaid cards.” Please clarify that the benefits of the prepaid cards are offered by EndlessOne, and remove the inference that you are offering these benefits, and clarify whether there is any difference between the prepaid cards offered by EndlessOne and the “GPR BlueOne” prepaid cards. This is just one example. Please also remove the statement that you are a “FinTech company aiming to provide innovative payout solutions,” as this does not appear to accurately describe your business.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the clarification, as requested. The revisions are found in the sections titled “ITEM 1. BUSINESS.,” beginning on page 5, “ITEM 1A. RISK FACTORS.,” beginning on page 8, and “ITEM 2. FINANCIAL INFORMATION.,” beginning on page 24.

2.	Please revise your disclosure throughout to clearly state that you have not generated any revenues to date from your planned business and your business is very early stage. Please also revise to clarify that your platform is not currently operational, as your disclosure suggests that you currently provide this platform. Please also clarify the status of the platform and indicate who is developing the platform and whether you have entered into any contracts or made any payments to date for the development. Please also tell us whether this is your own platform, or a platform operated by EndlessOne.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 1. BUSINESS.” beginning on page 5.

3.	Please revise to clearly explain your duties under the agreement with EndlessOne, which appear to be limited to providing the first introduction of EndlessOne products to customers, qualifying customers for the products, making sales presentations, and distributing EndlessOne’s materials. Please clearly state that you are acting as an independent sales representative for EndlessOne and remove any reference that you are a partner with EndlessOne. Please also specify that you will not receive revenue from customer contracts, which will be executed with EndlessOne.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 1. BUSINESS.” beginning on page 5.

4.	Please clearly explain the fees and payments that you will receive from EndlessOne, including how you earn such payments. Please also file the Fee Processing Schedule that is included with your Authorized Reseller Agreement, or tell us why you do not believe you are required to do so. Please disclose whether you have made any payments to EndlessOne to date.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 1. BUSINESS.” beginning on page 5.

Under Section 9 of the Authorized Reseller Agreement, the Company is bound to a mutual confidentiality provision that, it believes, would contractually prevent the Company from disclosing the Fee Processing Schedule that is included with the Authorized Reseller Agreement. In addition, the Company believes that public disclosure of the Fee Processing Schedule would be competitively harmful to the Company, if publicly disclosed. Besides being a breach of the Authorized Reseller Agreement, disclosure of the Fee Processing Schedule would harm the Company due to the fact that it could jeopardize the Company’s ability to negotiate with potential distributors who may be facing competition from the Company’s (and EndlessOne’s) competitors. If this comment response is unsatisfactory, the Company will seek for confidential treatment of the Fee Processing Schedule.

5.	Please provide a general description of the business and operations of EndlessOne, including the number of cardholders and the size of the company. Please disclose the number of independent sales representatives of EndlessOne, and whether such sales representatives operate in the same territory as you.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 1. BUSINESS.” beginning on page 5. The revisions were taken from EndlessOne’s website and information publicly available. Besides what has been disclosed, due to the fact that the Company’s only affiliation with EndlessOne, is the Authorized Reseller Agreement, the Company is not privy to information pertaining to EndlessOne’s number of cardholders, the size of EndlessOne, the number of independent sales representatives and their territories. In the original Form 10-12G filing, the Company clearly disclosed that the Authorized Reseller Agreement does not provide exclusivity and EndlessOne will have other resellers.

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Our Market Strategy, page 6

6.	Please tell us why you believe that you have a market opportunity of 34,000 liquor stores throughout the United States, as suggested by your disclosure on page 6.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to reduce the market opportunity, initially, and to provide clarity. The revisions are found in the sections titled “ITEM 1. BUSINESS.,” beginning on page 5, and “ITEM 1A. RISK FACTORS.,” beginning on page 8.

Distribution of Our Products and Services, page 7

7.	Please tell us why you believe that the GPR BlueOne prepaid card is “the most revolutionary card to card transfer.” Please tell us specifically how it is different from any other cards on the market today.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the clarifying disclosure, as requested. The revisions are found in the section titled “ITEM 1. BUSINESS.” beginning on page 5.

Our President, CEO, CFO and Chairman, page 33

8.	It appears that Mr. Koh served as an executive officer and director of Golden Rush, Inc. and Monetiva, Inc., which were both SEC reporting companies. Please disclose all directorships held by Mr. James Koh during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act. Please discuss Mr. Koh’s roles at both companies, and disclose that the registration of Golden Rush was revoked in 2019. With respect to Monetiva, Inc, we note that Mr. Koh sold the company to Pierre Sawaya in 2017, who is the founder of EndlessOne Global. We further note that Monetiva has a similar business plan to that of your company, including a contract with EndlessOne, but it has not generated any revenue to date. Please disclose any relationship or affiliation between Monetiva and BlueOne Card, Inc.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.” beginning on page 30.

Item 13. Financial Statements and Supplementary Data

Audited Financial Statements, page F-1

9.	Please revise all share and per share numbers to reflect the June 30, 2020 1-for-100 reverse stock split. Please also add disclosure describing the split and the impact on the share and per share numbers.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.” beginning on page F-1.

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Note 7 - Stockholders’ Equity, page F-13

10.	Please disclose the pertinent rights and privileges of the preferred stock to include liquidation preference, rights to dividends, conversion rights and voting rights. Refer to ASC 505-10-50-3. In addition, we note that on September 30, 2020 your Chief Executive Officer converted 8,000 share of preferred stock into 8,000,000 common shares. Please confirm that the post splits exchange ratio is 1,000 for 1.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Form 10-12G which, includes revisions to the document to provide the disclosure, as requested. The revisions are found in the section titled “ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.” beginning on page F-1.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	James Koh, CEO

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